Exhibit 12.1

WAL-MART STORES, INC.

Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
(Amounts in millions)	April 30, 2010	April 30, 2009	2010	2009	2008	2007	2006

Income from continuing operations before income taxes	$5,301	$4,750	$22,066	$20,898	$20,158	$18,968	$17,513
Capitalized interest	(16)	(27)	(85)	(88)	(150)	(182)	(157)
Consolidated net income attributable to the noncontrolling interest	(143)	(117)	(513)	(499)	(406)	(425)	(324)

Adjusted income from continuing operations before income taxes	5,142	4,606	21,468	20,311	19,602	18,361	17,032

Fixed Charges:
Interest *	530	542	2,160	2,267	2,267	2,009	1,603
Interest component of rent	145	103	597	406	464	368	328

Total fixed charges	675	645	2,757	2,673	2,731	2,377	1,931

Income from continuing operations before income taxes and fixed charges	$5,817	$5,251	$24,225	$22,984	$22,333	$20,738	$18,963

Ratio of earnings to fixed charges (times)	8.6	8.1	8.8	8.6	8.2	8.7	9.8

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.